Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 10, 2011
Relating to Preliminary Prospectus Supplement dated February 7, 2011 and Prospectus dated April 28, 2008
Registration No. 333-148680
CALLON PETROLEUM COMPANY
Common Stock
ISSUER FREE WRITING PROSPECTUS

Issuer:	Callon Petroleum Company

Ticker / Exchange:	CPE / NYSE

Offering size:	9,000,000 shares of common stock

Over-allotment option:	1,350,000 shares of common stock

Common stock outstanding after offering:	38,005,130 shares of common stock, or 39,355,130 if the underwriters exercise their over-allotment option to purchase additional shares in full, based on 29,005,130 shares of common stock outstanding as of February 10, 2011, which includes 8,970 shares of common stock contributed to our 401(k) Plan on February 9, 2011. In addition to our outstanding common stock, as of December 31, 2010, we have outstanding options to purchase 197,524 shares of our common stock at prices from $3.70 to $19.72, and 1,421,375 shares of restricted stock and restricted stock units, all subject to vesting. Since December 31, 2010, no stock options were exercised, no stock options expired unexercised, and we have granted zero shares of restricted stock or restricted stock units.

Public offering price:	$7.75 per share of common stock

Price to the Issuer:	$7.3238 per share of common stock

Net proceeds to the Issuer:	We estimate that we will receive net proceeds from this offering of approximately $65.7 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $75.6 million if the underwriters exercise the over-allotment option in full. We intend to use $30.7 million of the net proceeds to fund a portion of our 2011 capital budget and for general corporate purposes, including possible future acquisitions. We also plan to use $35.0 million of the net proceeds to redeem $31.0 million of our outstanding 13% Senior Notes due 2016 and to pay the related redemption premium.

Trade date:	February 11, 2011

Settlement date:	February 16, 2011

Lead book-running manager:	Johnson Rice & Company L.L.C.

Co-managers:	Howard Weil Incorporated and Global Hunter Securities

USE OF PROCEEDS
     The net proceeds to us from this offering, after deducting underwriter discounts and commissions and our estimated offering expenses, are estimated to be approximately $65.7 million. We intend to use $30.7 million of the net proceeds to fund a portion of our 2011 capital budget and for general corporate purposes, including possible future acquisitions. We also plan to use $35.0 million of the net proceeds to redeem $31.0 million of our outstanding 13% Senior Notes due 2016 and to pay the related $4.0 million redemption premium. As of December 31, 2010, we had outstanding $138.0 million of our outstanding 13% Senior Notes due 2016.
CAPITALIZATION
     The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010:
•	on an actual basis; and

•	on an as adjusted basis to reflect this offering (excluding the exercise by the underwriters of their overallotment option to purchase from us up to 1,350,000 additional shares of our common stock) and our receipt of the estimated net proceeds of $65.7 million from such sale, and after deducting estimated underwriting discounts and commissions and other estimated offering expenses, based on the offering price of $7.75 per share, in the manner described in “Use of Proceeds,” as if the offering had occurred on September 30, 2010.
     You should read the information in this table together with our historical financial statements and the accompanying notes contained in the documents incorporated by reference in the prospectus supplement.

	As of September 30, 2010
	Actual	As Adjusted
	(Unaudited)
	($000)
Cash and cash equivalents	$19,750	$50,414
Total debt:
Short-term debt	—	—
Long-term debt(1)	166,451	129,081

Total debt	166,451	129,081
Stockholders’ equity:
Common stock, $.01 par value, 60,000,000 shares authorized, 28,965,421 shares issued and outstanding actual and 37,965,421 shares issued and outstanding as adjusted(2)	290	380
Additional paid-in capital	247,291	312,865
Total stockholders’ equity	15,883	83,917
Total capitalization	$202,084	$263,412

(1)	Includes a deferred credit of $28.5 million (actual) and $22.1 million (as adjusted), net of amortization, which is being amortized against interest expense over the remaining life of our 13% Senior Notes due 2016. Assumes the use of $35.0 million of the net proceeds from this offering to redeem $31.0 million of our outstanding 13% Senior Notes due 2016 and to pay the related redemption premium, but does not take into account accrued and unpaid interest through the redemption date. The deferred credit will be reduced proportionately in connection with the redemption.

(2)	We have various stock plans under which our employees and employees of our subsidiaries and non-employee members of our Board of Directors have been or may be granted certain stock-based compensation. Shares available for future stock option or restricted stock grants to our employees and non-employee directors under existing plans totaled 780,687 as of December 31, 2010. For additional information regarding the plans, refer to Notes 4 and 16 of our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 12, 2010.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS AND A PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS AND THE PRELIMINARY PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING JOHNSON RICE & COMPANY L.L.C. AT (504) 525-3767.